UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

PENN NATIONAL GAMING, INC. [PENN]

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

707569109

(CUSIP Number)

Barry M. Abelson

Pepper Hamilton LLP

3000 Two Logan Square

Philadelphia, Pennsylvania 19103

(215) 981-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707569109

1.	Names of Reporting Persons Peter M. Carlino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,271,055

	8.	Shared Voting Power 392,944

	9.	Sole Dispositive Power 2,271,055

	10.	Shared Dispositive Power 392,944

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,663,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 707569109

1.	Names of Reporting Persons Marshia Carlino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 266,453

	8.	Shared Voting Power 1,571,259

	9.	Sole Dispositive Power 266,453

	10.	Shared Dispositive Power 1,571,259

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 707569109

1.	Names of Reporting Persons The Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,380

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 231,380

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

1.	Names of Reporting Persons Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,659

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,659

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,659

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

1.	Names of Reporting Persons Grantor Retained Annuity Trust of Peter M. Carlino dated June 14, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,945

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 63,945

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

1.	Names of Reporting Persons Grantor Retained Annuity Trust of Peter M. Carlino dated June 26, 2008

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 509,303

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 509,303

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 509,303

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

1.	Names of Reporting Persons Carlino Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,521,104

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,521,104

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,521,104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 707569109

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and restates the Schedule 13D (“Schedule 13D”) filed on June 25, 2007 by the Reporting Persons (as defined in Item 2 below), as amended by Amendment No. 1 to the Schedule 13D filed on February 5, 2008 by the Reporting Persons (“Amendment No. 1”), relating to beneficial ownership by the Reporting Persons of shares of the common stock, $0.01 par value per share (the “Common Stock”) of Penn National Gaming, Inc., a Pennsylvania corporation (the “Company”).

On July 3, 2008, the Company announced that, pursuant to a Termination and Settlement Agreement dated July 3, 2008 (the “Settlement Agreement”) by and among the Company, Holdings (as defined in Item 4 of the Schedule 13D), certain affiliates of Holdings and certain other parties thereto, the Merger Agreement (as defined in Item 4 of the Schedule 13D) was terminated.  In connection with and as a result of the Settlement Agreement and the termination of the Merger Agreement, the delegation of voting authority over certain shares of the Company held by certain of the Reporting Persons to Harold Cramer terminated.  In addition, as a result of the termination of the Merger Agreement, the Letter Agreement (as defined in Item 1 of the Schedule 13D) between Peter M. Carlino and Holdings terminated, including Mr. Carlino’s rights and obligations under the Letter Agreement.

This Amendment No. 2 amends and restates the Schedule 13D, as previously amended by Amendment No. 1, to reflect the termination of the Merger Agreement and the resulting termination of the Reporting Parties’ various rights and obligations in connection with the Merger Agreement, the Merger and the Letter Agreement.

This Amendment No. 2 is also being filed voluntarily to report changes since the filing of Amendment No. 1 in the number of shares of Common Stock the Reporting Persons may be deemed to beneficially own, which changes aggregate to less than 1% of the shares of the Common Stock outstanding.  The filing of this Amendment No. 2 should not be deemed an admission by the Reporting Persons that the change in the number of shares set forth herein represents a material change in the shares of Common Stock they may be deemed to beneficially own.

CUSIP No. 707569109

Item 1.	Security and Issuer

This statement is filed with respect to the shares of the common stock, $0.01 par value per share (the “Common Stock”), of Penn National Gaming, Inc., a Pennsylvania corporation (the “Company”), beneficially owned by the Reporting Persons (as such term is defined within Item 2 below) as of July 10, 2008.  The Company’s principal executive offices are located at 825 Berkshire Blvd., Suite 200, Wyomissing, PA 19610.

Item 2.	Identity and Background

(a) - (c)  This statement is being filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)          Peter M. Carlino;

(2)          Marshia Carlino;

(3)          The Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005 (the “2005 Trust”);

(4)          The Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006 (the “2006 GRAT”);

(5)          The Grantor Retained Annuity Trust of Peter M. Carlino dated June 14, 2007 (the “2007 GRAT”); and

(6)          The Grantor Retained Annuity Trust of Peter M. Carlino dated June 26, 2008 (the “2008 GRAT”)

(7)          An irrevocable trust (the “Carlino Family Trust”) dated April 11, 1994 among Peter D. Carlino, his eight children and the former spouse of one of his children, as settlors, and certain trustees, as to which: (a) Peter M. Carlino has sole voting power for the election of directors and certain other matters and (b) the majority vote of Peter D. Carlino, Peter M. Carlino, David E. Carlino, Richard J. Carlino and Harold Cramer is required in connection with investment decisions and voting with respect to matters relating to changes of control.

Peter M. Carlino is the son of Peter D. Carlino.

Peter M. Carlino is Chairman of the Company’s Board of Directors and Chief Executive Officer, and his principal business address is c/o Penn National Gaming, Inc., 825 Berkshire Blvd., Suite 200, Wyomissing, PA 19610.

Peter M. Carlino  also serves as the sole trustee of the 2005 Trust, 2006 GRAT, 2007 GRAT and 2008 GRAT.  Peter M. Carlino is married to Marshia Carlino.

The 2005 Trust, 2006 GRAT, 2007 GRAT and 2008 GRAT were established by Peter M. Carlino for asset and estate planning purposes.  Each is a trust organized under the laws of the Commonwealth of Pennsylvania.

The Carlino Family Trust was established by Peter D. Carlino and the settlors thereof for estate planning purposes.  The Carlino Family Trust is a trust organized under the laws of the Commonwealth of Pennsylvania.

 (d) and (e)           During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                         Both Peter M. Carlino and Marshia Carlino are citizens of the United States of America.

CUSIP No. 707569109

Item 3.	Source and Amount of Funds or Other Consideration

The 2005 Trust, 2006 GRAT, 2007 GRAT and 2008 GRAT  acquired their beneficial ownership of shares of the Company’s Common Stock as the result of gifts of such shares from Peter M. and Marshia Carlino.

The Carlino Family Trust acquired its beneficial ownership of shares of the Company’s Common Stock as the result of gifts of such shares from various members of the Carlino family.

Item 4.	Purpose of Transaction

On July 3, 2008, the Company announced the termination of the merger agreement by and among PNG Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of PNG Holdings LLC (“Holdings”), PNG Merger Sub Inc., a Pennsylvania corporation and wholly owned subsidiary of Holdings, and the Company dated as of June 15, 2007 (the “Merger Agreement”).  As a result of the termination of the Merger Agreement, certain rights and obligations of the Reporting Parties to and from Holdings and/or its affiliates that were previously reported by the Reporting Persons on Schedule 13D also terminated.

The Reporting Persons may be deemed to be a member of a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, consisting of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a)                        Peter M. Carlino beneficially owns in the aggregate 2,663,999 shares of the Company’s Common Stock, constituting 3.0% of all of the outstanding shares of the Company’s Common Stock.  This total includes 363,468 shares owned solely by Mr. Carlino, 826,287 shares held by 2005 Trust, 2006 GRAT, 2007 GRAT and 2008 GRAT (each as described below in this Item 5), 220,000 shares of the Company’s Common Stock subject to transfer restrictions until vested pursuant to a Restricted Stock Award Agreement issued under the Company’s 2003 Long Term Incentive Compensation Plan and 861,300 shares of the Company’s Common Stock that may be acquired upon the exercise of outstanding options.  This amount also includes 126,491 shares owned jointly with Marshia Carlino, Mr. Carlino’s wife, and 266,453 shares owned solely by Marshia Carlino.

By virtue of their marital status, each of Mr. and Mrs. Carlino is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by each other, for his or her account. Where Mr. Carlino acts as sole trustee of a trust, the sole trustee is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by the trust, but the trustee’s spouse is not considered to have or share such power.

Mr. Carlino’s aggregate beneficial ownership of the Company’s Common Stock does not, however, include the 9,521,104 shares held by the Carlino Family Trust, as Mr. Carlino is one of five trustees for the Carlino Family Trust, a majority of whom must approve investment decisions and voting with respect to matters relating to changes of control.

Marshia Carlino beneficially owns 1,837,712 shares of the Company’s Common Stock, constituting 2.1% of all of the outstanding shares of the Company’s Common Stock. This total includes 363,468 shares owned solely by Peter M. Carlino, Mr. Carlino’s 220,000 shares of the Company’s Common Stock subject to transfer restrictions until vested pursuant to a Restricted Stock Award Agreement issued under the Company’s 2003 Long Term Incentive Compensation Plan and 861,300 shares of the Company’s Common Stock that may be acquired upon the exercise of outstanding options, but does not include the 9,521,104 shares held by the Carlino Family Trust.  Mrs. Carlino disclaims beneficial ownership of the shares of the Company’s Common Stock held by the Carlino Family Trust.

The 2005 Trust beneficially owns 231,380 shares of the Company’s Common Stock, constituting less than 1% of all of the outstanding shares of the Company’s Common Stock.

CUSIP No. 707569109

The 2006 GRAT beneficially owns 21,659 shares of the Company’s Common Stock, constituting less than 1% of all of the outstanding shares of the Company’s Common Stock.

The 2007 GRAT beneficially owns 63,945 shares of the Company’s Common Stock, constituting less than 1% of all of the outstanding shares of the Company’s Common Stock.

The 2008 GRAT beneficially owns 509,303 shares of the Company’s Common Stock, constituting less than 1% of all of the outstanding shares of the Company’s Common Stock.

The Carlino Family Trust beneficially owns 9,521,104 shares of the Company’s Common Stock, constituting 11.0% of all of the outstanding shares of the Company’s Common Stock.  For the reasons set forth above, Peter M. and Marshia Carlino disclaim beneficial ownership of the shares of the Company’s Common Stock owned by the Carlino Family Trust.

All percentages set forth in this Item 5(a) and in the cover pages of this Schedule 13D are calculated on the basis of 86,940,520 shares of the Company’s Common Stock outstanding as of June 30, 2008.  The 861,300 shares of the Company’s Common Stock that may be acquired upon the exercise of outstanding options held by Peter M. Carlino were deemed outstanding for the purposes of computing the percentage of Common Stock beneficially owned by Mr. Carlino and his wife, Marshia Carlino.

(b)                        Each of the Reporting Persons has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by such Reporting Person.  Information regarding each of the Reporting Persons is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)                        No Reporting Persons has made any purchase, sale or any other transaction in the Company’s Common Stock during the 60 days preceding the date of this Schedule 13D; provided, however, on June 26, 2008, the 2006 GRAT and 2007 GRAT distributed to Peter M. Carlino 310,245 and 199,058 shares of the Company’s Common Stock, respectively, all of which Peter M. Carlino donated to the 2008 GRAT on June 26, 2008, and on June 11, 2008, the Carlino Family Trust distributed 12,500 shares of the Company’s Common Stock to one of the beneficiaries of the trust.

(d)                        As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company’s Common Stock owned by such Reporting Person.

(e)                         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2008

/s/ Peter M. Carlino
Peter M. Carlino

/s/ Marshia Carlino
Marshia Carlino

Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated June 14, 2007

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated June 26, 2008

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Carlino Family Trust

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

EXHIBIT A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Penn National Gaming, Inc. dated July 10, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: July 10, 2008

/s/ Peter M. Carlino
Peter M. Carlino

/s/ Marshia Carlino
Marshia Carlino

Grantor Retained Annuity Trust of Peter M. Carlino dated September 23, 2005

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated May 19, 2006

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated June 14, 2007

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Grantor Retained Annuity Trust of Peter M. Carlino dated June 26, 2008

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Carlino Family Trust

/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee